November 1, 2012

Via EDGAR (correspondence)

Mr. Lyn Shenk, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 “F” Street N.E.
Washington, DC 20549-3561

RE:    YUM! Brands, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 21, 2012
Form 10-Q for Fiscal Quarter Ended September 8, 2012
Filed October 16, 2012
File No. 001-13163

Dear Mr. Shenk:

YUM! Brands, Inc. (the “Company”) previously provided responses to your letter to the Company dated August 27, 2012. Herein, we are providing responses to your letter to the Company dated October 23, 2012. Our responses herein should be read in conjunction with our previous responses to you. For your convenience, we have repeated your comments in their entirety followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements

Note 9 - Goodwill and Intangible Assets, page 67

1.
You disclose in note (d) to the table on page 67 that as a result of the LJS and A&W divestitures in 2011 you disposed of $26 million of gross amount of goodwill that was fully impaired in 2009. We note from prior disclosures it appears that $209 million in goodwill was recorded when LJS and A&W were acquired in 2002. Please reconcile these two amounts for us.

Response:

We acquired LJS and A&W in 2002 to facilitate a multi-branding strategy, which is where two or more of our Concepts are operated in a single restaurant unit. Because multi-brand restaurants offer greater variety than a single brand restaurant, they were expected to increase average unit volumes. The increased unit volumes would then lead to greater returns in existing restaurants to which an LJS or A&W was added as well as drive development of new multi-brand units.

In determining the purchase price for LJS and A&W, the Company attributed significant value to the returns anticipated from multi-branding the LJS and A&W Concepts with our existing Concepts of KFC and Taco Bell in the United States. As this value was in large part due to our existing ownership of the KFC and Taco Bell Concepts, the acquisition purchase price exceeded the fair of the identifiable assets acquired and the liabilities assumed and we thus recorded goodwill of $209 million.

Yum! Brands, Inc.
November 1, 2012

ASC 350-20-35-41 requires that goodwill be assigned to reporting units of the acquiring entity that are expected to benefit from the synergies of the combination. As mentioned above, the goodwill recorded associated with the acquisition was largely due to growth opportunities associated with our existing KFC and Taco Bell Concepts in the United States. Accordingly, the anticipated financial benefit from the acquisition was largely going to flow through the results of our KFC-U.S. and Taco Bell-U.S. operating segments, both of which have been determined to constitute separate reporting units for the Company. We thus allocated, consistent with the principles of ASC 350-20-35-41 through 35-43, approximately $170 million of goodwill to the KFC and Taco Bell reporting units as a result of the LJS and A&W acquisition. The remaining $39 million of goodwill from the acquisition was allocated to the LJS and A&W reporting unit.

When we dispose of a reporting unit or part of a reporting unit, including when we refranchise a restaurant, we include goodwill in the carrying value of the asset group being disposed based on the relative fair values of the portion of the reporting unit being refranchised and the portion of the reporting unit being retained. As a result of the refranchising of stand-alone LJS and A&W restaurants as well as multi-brand restaurants that combined the Concepts of LJS and A&W that occurred subsequent to the acquisition, we wrote off $13 million of the goodwill that was allocated to the LJS and A&W reporting unit through 2009. During 2009, the remaining goodwill balance of $26 million was deemed to be impaired during our annual goodwill impairment test.

Note 16 - Shareholders' Equity

Accumulated Other Comprehensive Income (Loss), page 81

2.
Refer to your response to our prior comment 1. The analysis that the response indicates you will add presents amounts for fiscal 2011. However, the analysis does not include a line for amounts transferred from cumulative translation adjustments and included in determining net income for the period as a result of the sale or complete or substantially complete liquidation of an investment in a foreign entity pursuant to ASC 830-30-40-1 and your accounting policy. Foreign entity is defined in ASC 830-30 as an operation (for example, subsidiary, division, branch, joint venture, and so forth) whose financial statements are both (i) prepared in a currency other than the reporting currency of the reporting entity and (ii) combined or consolidated with or accounted for on the equity basis in the financial statements of the reporting entity. From pages 30 and 31 of the 2011 Form 10-K we note that you refranchised or closed company owned restaurant units in the China and YRI segments during 2011. Please advise.

Response:

Within any country, our restaurants share resources and are managed on a countrywide basis. Thus, we do not consider an individual restaurant to be a distinct and separate operation for purposes of applying ASC 830. As such our foreign entities under ASC 830 are typically at the country level.

We transfer amounts from cumulative translation adjustments and include them in determining net income upon the sale or complete or substantially complete liquidation of an investment in a foreign entity per ASC 830-30-40-1. Our restaurant closures and refranchising transactions in 2011 were considered disposals or sales of assets within our foreign entities and not disposals or sales of any of our investments in a foreign entity. Further, none of these restaurant closures or refranchising transactions represented a complete or substantially complete liquidation of any of our investments in a foreign entity. Therefore, no amounts were transferred from cumulative translation adjustments and included in determining net income for the period as a result of the sale or complete or substantially complete liquidation of an investment in a foreign entity.

Yum! Brands, Inc.
November 1, 2012

Form 10-Q for Fiscal Quarter Ended September 8, 2012

Notes to Condensed Consolidated Financial Statements

Note 4 - Items Affecting Comparability of Net Income and/or Cash Flows, page 9

3.
You disclose that you continue to market the Pizza Hut dine-in restaurants in the UK for sale, but that the asset group continues not to meet all of the held for sale criteria as of the quarter ended September 8, 2012. Please explain to us the held for sale criteria pursuant to ASC 360-10-45-9 that are not being met and the reason why.

Response:

The Pizza Hut UK dine-in restaurants did not meet the held-for-sale criterion defined in ASC 360-10-45-9d that requires the sale of the asset (disposal group) to be probable of occurring within one year. As of the quarter ended September 8, 2012, we only had identified two potential buyers for the business and the exclusivity period granted to one of these buyers had just expired without an agreement to terms. This created substantial doubt as to whether we could agree to terms with the other previously identified buyer or any other buyer and thus we did not believe the sale was probable of occurring within one year.

Respectfully submitted,

/s/ David E. Russell

David E. Russell
Vice President, Corporate Controller